Management Discussion & Analysis for the Year ended July 31, 2026

The following discussion and analysis of the consolidated financial position and results of operations for Apex Critical Metals Corp. should be read in conjunction with the consolidated financial statements for the year ended July 31, 2026, which are prepared using accounting policies consistent with IFRS Accounting Standards ("IFRS").

The effective date of this report is October 29, 2026.

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

As at July 31, 2026, the Company was not a “venture issuer” as defined in National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), having ceased to be a venture issuer on July 9, 2026 upon the admission of its common shares to trading on Euronext Access Paris. Accordingly, this MD&A has been prepared in accordance with the requirements of Form 51-102F1 applicable to reporting issuers that are not venture issuers.

Nature of Business

Apex Critical Metals Corp. (“Apex” or the “Company”) was incorporated on August 2, 2018, under the Business Corporations Act of British Columbia and is in the business of acquiring, exploring, developing and evaluating mineral resource properties. The Company is in the exploration stage and has interests in properties located in the provinces of British Columbia, Ontario, and Quebec in Canada and the states of Nebraska and Colorado in the United States.  The Company’s common shares are listed on the Canadian Securities Exchange (“CSE”) under the trading symbol “APXC”, Euronext Access Paris under the trading symbol “MLAPX”, the OTCQX Best Market (“OTCQX”) under the trading symbol “APXCF”, and the Frankfurt Stock Exchange under the trading symbol “KL9”, and the Company’s American Depositary Shares (each representing six common shares) are listed on the Nasdaq Capital Market under the trading symbol “APXC”.

The principal business carried on and intended to be carried on by the Company is the exploration of mineral resources on the Company's properties, which are in the exploration stage.

The head office and principal address of the Company are located at 400 – 570 Granville Street, Vancouver, BC, Canada, V6C 3P1, and the registered and records office of the Company is located at Suite 2501 – 550 Burrard Street, Vancouver, BC, V6C 2B5.  The technical information included in this Management Discussion & Analysis (“MD&A”), unless otherwise stated, has been reviewed by Nathan Schmidt, P.Geo., who is a Qualified Person under National Instrument 43-101 (“NI 43-101”) on standards of disclosure for mineral projects.

Corporate Activities

Updates for the year ended July 31, 2026 and to the date of this report:

On August 1, 2025, the Company announced it had qualified to trade on the OTCQX Best Market.

On August 12, 2025, the Company provided an update on its 2025 diamond drill program at the Cap Property.

On August 21, 2025, the Company extended its investor relations agreement with Rumble Strip Media Inc., whereby the Company paid $1,000,000 for a three-month term commencing August 20, 2025 and ending November 20, 2025.

On August 27, 2025, the Company announced significant results from its second drillhole, CAP25-006, from its 2025 diamond drill program at the Cap Property.

On September 3, 2025, the Company acquired rights to explore and options to purchase a 2,407-acre property package in the midwestern United States, known as the Rift Property.

On September 8, 2025, the Company announced that Alex Knox, P.Geo., had been appointed as the inaugural member of its Technical Advisory Board.

On September 8, 2025, the Company granted 1,760,000 incentive stock options to purchase up to 1,760,000 common shares of the Company to certain directors, officers and consultants under its Equity Incentive Plan. The options are exercisable for a period of 5 years from the date of grant, expiring on September 8, 2030, at a price of $1.97 per share. The options vest as to 33% on the date that is four months from the grant, 33% on the date that is eight months from the date of the grant and the final 34% on the date that is twelve months from the date of the grant. Additionally, the Company granted 1,660,000 restricted share units (“RSUs”) to certain directors, officers and consultants which vest as to one quarter every four months from the grant date.  On January 8, 2026, the vesting dates of these RSUs were amended to ¼ on May 8, 2026, ¼ on September 8, 2026, ¼ on January 8, 2027, and ¼ on May 8, 2027.  The vesting dates of these RSUs were further amended to ¼ on September 8, 2026, ¼ on January 8, 2027, ¼ on May 8, 2027, and ¼ on September 8, 2027.  Each RSU represents the right to receive, once vested, one common share in the capital of the Company.

On October 1, 2025, the Company provided an update on its acquisition of certain mineral rights within the Elk Creek Carbonatite Complex in southeastern Nebraska, USA, called the Rift Property.

On October 14, 2025, the Company reported it has acquired additional rare earth exploration rights within a high-priority target area at the Elk Creek Rift Property in southeastern Nebraska, USA.

On October 22, 2025, the Company announced it has initiated the permitting process with the Nebraska Department of Environment and Energy to conduct exploration activities at the Company's Rift Property.

On October 22, 2025, the Company completed a non-brokered flow-through private placement issuing 800,000 flow-through units (each, an "FT Unit") at a price of $2.00 per FT Unit for gross proceeds of $1,600,000. Each FT Unit consists of one common share in the capital of the Company issued as a "flow-through share" within the meaning of the Income Tax Act (Canada) (each, an "FT Share") and one common share purchase warrant (each whole warrant, an "FT Warrant") issued on a non-flow-through basis. Each FT Warrant entitles the holder to purchase one non-flow-through common share in the capital of the Company (each, a "Warrant Share") at a price of $2.50 per Warrant Share for a period of two years from the date of issuance.

On October 22, 2025, the Company granted 50,000 incentive stock options to purchase up to 50,000 common shares of the Company to a consultant under its Equity Incentive Plan. The Options are exercisable for a period of two years from the date of grant, expiring on October 22, 2027, at a price of $3.82 per share. Additionally, the Company granted 50,000 RSUs. The Options and RSUs vested upon the successful listing by the Company on Euronext Access Paris.

On October 24, 2025, the Company filed its Annual Information Form for the year ended July 31, 2024.

On October 30, 2025, the Company completed a non-brokered private placement issuing a total of 4,000,000 units of the Company (each, a “Unit”) at a price of $2.50 per Unit for gross proceeds of $10,000,000. Each Unit consists of one common share of the Company and one common share purchase warrant, with each warrant exercisable to acquire one common share of the Company at a price of $3.00 per share for a period of two years from the date of issuance. The proceeds of the issuance will be used for general working capital purposes and exploration expenses. In connection with the issuance, the Company paid an aggregate of $255,500 in cash and issued an aggregate of 102,200 non-transferable finder’s warrants (each, a “Finder’s Warrant”) to certain finders. Each Finder’s Warrant entitles the holder thereof to purchase one common share at a price of $3.00 per common share for a period of two years.

On November 12, 2025, the Company announced the completion and results from a high resolution airborne geophysical survey completed at the Company's 100%-owned Cap Property.

On December 5, 2025, the Company filed its Annual Information Form for the year ended July 31, 2025.

On December 5, 2025, the Company extended its investor relations agreement, whereby the Company will pay $1,000,000, which commences December 5, 2025 for a three-month term ending March 5, 2026.

On December 5, 2025, the Company granted 75,000 incentive stock options to purchase up to 75,000 common shares of the Company to a consultant under its Equity Incentive Plan. The Options are exercisable for a period of four years from the date of grant at a price of $2.50 per share.  Additionally, the Company granted 25,000 RSUs to the consultant. The Options and RSUs will vest six months from the date of grant.

On December 8, 2025, the Company completed its 2025 re-logging and re-sampling program of preserved historic drill core for the Rift Property.

On December 15, 2025, the Company announced the discovery of a new mineralized carbonatite occurrence at its 100%-owned Lac Le Moyne Property in Nunavik, Québec. The helicopter-supported mapping and sampling program returned strongly anomalous niobium and rare earth element results, including boulder samples grading up to 0.40% Nb₂O₅ and 0.50% total rare earth oxides (“REO”), discovering the presence of a previously unmapped carbonatite system. Based on these results, the Company staked an additional 77 claims to cover the interpreted up-ice source area and priority targets for follow-up exploration in 2026.

On December 31, 2025, the Company provided a summary of all analytical results from its 2025 regional exploration drilling program and 2026 outlook at its Cap Critical Minerals Property.

On January 5, 2026, the Company announced it has received approval from the Nebraska Department of Water, Energy and Environment for its mineral permit at the Company's flagship Rift Rare Earth Property.

On January 12, 2026, the Company announced that Boart Longyear has been secured as the drilling contractor at the Company's flagship Rift Rare Earth Property.

On January 19, 2026, the Company provided a year-end summary of its 2025 activities and milestones at the Rift Rare Earth Property, along with a 2026 outlook including a more detailed summary of the upcoming Phase I drill campaign.

On January 23, 2026, the Company granted 750,000 RSUs to a director of the Company, which vest as follows: 375,000 RSUs twelve months from the date of the grant and 375,000 RSUs twenty-four months from the date of the grant.

On January 26, 2026, the Company announced that the first drill rig has arrived at site for the Company’s inaugural drill program at its Rift Rare Earth Property.

On February 2, 2026, the Company granted 200,000 incentive stock options to purchase up to 200,000 common shares of the Company to a consultant under its Equity Incentive Plan. The options are exercisable for a period of two years from the date of grant, expiring on January 30, 2028, at a price of $2.75 per share.

On February 10, 2026, the Company announced that its Phase I drill program is fully mobilized, with two drill rigs now active at the Company's Rift Rare Earth Property.

On February 18, 2026, the Company announced the appointment of Nathan Steinke as Chief Financial Officer ("CFO") of the Company and the resignation of Jody Bellefleur as CFO.

On February 18, 2026, the Company announced the appointment of Joness Lang as Executive Vice President of Growth Strategy.

On February 23, 2026, the Company announced that it has been accepted into the U.S. Defense Industrial Base Consortium ("DIBC"), a U.S. Department of Defense-supported initiative focused on accelerating collaboration between industry, academia, and government to advance technologies and supply chains critical to U.S. national security.

On March 18, 2026, the Company provided an update on the Phase 1 drill program at the Company's 100%-controlled Rift Rare Earth Property.

On March 25, 2026, the Company announced the appointment of Zayn Kalyan to the Board of Directors.

On April 7, 2026, the Company provided an update on the Phase 1 drill program at the Company's 100%-controlled Rift Rare Earth Property.

On April 9, 2026, the Company announced that it is attending the Critical Materials Conference: Aerospace and Defense 2026 in Washington, DC.

On April 17, 2026, the Company announced that it has been included in the recently launched Sprott Rare Earths Ex-China ETF.

On April 28, 2026, the Company provided an update on its program at the Company's 100%-controlled Rift Rare Earth Property.

On May 1, 2026, the Company extended its investor relations agreement, whereby the Company will pay $500,000, which commences May 1, 2026 for a two-month term ending June 30, 2026.

On May 6, 2026, the Company provided an update on its program at the Company's 100%-controlled Rift Rare Earth Property.

On May 7, 2026, the Company granted an aggregate of 1,250,000 incentive stock options to purchase up to 1,250,000 common shares of the Company and 350,000 RSUs to certain directors, officers and consultants of the Company under its Equity Incentive Plan. The options are exercisable at a price of $2.18 per share. Of the options granted, 750,000 Options are exercisable for a period of five years from the date of grant, expiring on May 7, 2031, and vest as to 33% four months from the date of grant, 33% eight months from the date of grant, and 34% twelve months from the date of grant. The remaining 500,000 Options are exercisable for a period of two years from the date of grant, expiring on May 7, 2028, and vest in full on October 7, 2026.  The RSUs vest as to one-quarter every four months from the date of grant. Each vested RSU entitles the holder to receive one share, or the equivalent cash value thereof, in accordance with the terms of the Company’s Equity Incentive Plan.

On May 15, 2026, the Company provided an update on its program at the Company's 100%-controlled Rift Rare Earth Property.

On May 18, 2026, the Company entered into an agreement with Canaccord Genuity Corp. to act as lead agent and sole bookrunner along with a syndicate of agents to be formed in connection with a "best efforts" private placement of up to 5,264,000 units of the Company at a price of C$1.90 per unit for aggregate gross proceeds of up to C$10,001,600 under the Listed Issuer Financing Exemption.

On May 19, 2026, the Company entered into an amended agreement with Canaccord Genuity Corp. to act as lead agent and sole bookrunner along with a syndicate of agents to be formed in connection with a "best efforts" private placement of up to 7,895,000 units of the Company at a price of C$1.90 per unit for aggregate gross proceeds of up to C$15,000,500 under the Listed Issuer Financing Exemption.

On June 2, 2026, the Company closed the above noted brokered private placement, whereby the Company issued 7,895,000 units (each, a “Unit”) of the Company at a price of $1.90 per Unit for gross proceeds of $15,000,500.  Each Unit consisted of one common share and one common share purchase warrant of the Company. Each warrant entitles the holder to purchase one common share of the Company at a price of $2.60 per share for a period of twenty-four months from the closing date.  The agents for the placement received aggregate cash fees of $750,006 and 394,740 non-transferable common share purchase warrants. Each warrant is exercisable into one common share of the Company at $1.90 per share for a period of twenty-four months from the closing date.

On June 3, 2026, the Company provided an update on its program at the Company's 100%-controlled Rift Rare Earth Property.

On June 16, 2026, the Company filed on SEDAR+ a technical report for the Rift Project entitled “NI 43-101 Technical Report on the Rift Project, Johnson and Pawnee Counties, Nebraska, USA” with an effective date of May 15, 2026, prepared by Robin J. Wilson, B.Sc. (Hons) Geology, MAusIMM, MAIG, of Orex Pty Ltd., an independent Qualified Person under NI 43-101 (the “Rift Technical Report”). The report was prepared in accordance with NI 43-101.

On June 18, 2026, the Company filed a notice of meeting and management information circular related to its annual general meeting of shareholders scheduled for July 10, 2026.

On June 18, 2026, the Company filed a preliminary short form base shelf prospectus.

On June 22, 2026, the Company provided an update on its program at the Company's 100%-controlled Rift Rare Earth Property.

On June 30, 2026, the Company provided an update on its 2026 Cap program.

On July 9, 2026, the Company's common shares commenced trading on Euronext Access Paris under the symbol "MLAPX".

On August 5, 2026, the Company appointed Trevor Hall to the Board of Directors.

On August 12, 2026, the Company provided an update on its program at the Company's 100%-controlled Rift Rare Earth Property.

On August 14, 2026, the Company filed and obtained a receipt for its final short form base shelf prospectus dated August 10, 2026 (the "Shelf Prospectus") with the securities commissions in each of the provinces and territories of Canada, except Québec. A corresponding registration statement on Form F-10 was filed with the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended, and the U.S./Canada Multijurisdictional Disclosure System (the "Registration Statement"), which automatically became effective as of August 13, 2026 under the U.S./Canada Multijurisdictional Disclosure System.

The Shelf Prospectus and Registration Statement will allow the Company to offer and issue up to C$100,000,000 of common shares, warrants, subscription receipts, units, debt securities, common shares represented by depositary shares, and share purchase contracts, or any combination of such securities (collectively, the "Securities") during the 25-month period that the Shelf Prospectus remains effective.

On August 20, 2026, the Company provided an update on its program at the Company’s 100%-controlled Rift Rare Earth Property and announced that it signed extensions of its marketing agreements with Rumble Strip Media Inc. and Zimtu Capital Corp. Pursuant to the extension of its investor relations agreement with Rumble Strip Media Inc., the Company agreed to pay $1,000,000, payable in two installments of $500,000, for a three-month term commencing August 18, 2026. Pursuant to the renewal of its agreement with Zimtu Capital Corp., the Company agreed to pay $15,000 per month for a 12-month term commencing August 18, 2026.

On September 8, 2026, the Company provided an update on its program at the Company's 100%-controlled Rift Rare Earth Property.

On October 5, 2026, the Company provided an update on its program at the Company's 100%-controlled Rift Rare Earth Property.

On October 23, 2026, the Company closed an underwritten public offering in the United States, and began trading on the Nasdaq Capital Market under the symbol “APXC”. The offering consisted of 400,000 American Depositary Shares (“ADSs”) at an offering price of US$4.65 per ADS, for gross proceeds of US$1,860,000. Each ADS represents six common shares of the Company. The underwriter received cash equal to 7% of the gross proceeds, plus 20,000 underwriter ADS warrants (each warrant is exercisable into one ADS) as compensation for the offering.  The ADS warrants are exercisable until October 23, 2030 and are exercisable at a) US$5.81 per ADS warrant or b) on a cashless basis whereby the underwriter can receive net ADS shares based on the weighted average volume adjusted price prior to exercise less US$5.81 multiplied by 20,000.

In addition, the Company granted the underwriter a 45-day option to place up to an additional 60,000 ADSs at the above public offering price, less underwriting discounts, and commissions.  On October 26, 2026, the underwriter exercised the option resulting in the Company issuing an additional 60,000 ADSs and receiving gross proceeds of US$279,000.  The underwriter received cash equal to 7% of the gross proceeds, plus 3,000 additional underwriter ADS warrants (each warrant is exercisable into one ADS) as compensation for the offering.  These warrants are exercisable under the same terms noted above, provided they are exercisable until October 27, 2030.

Updates for the year ended July 31, 2025:

On August 16, 2024, the Company completed the second and final tranche of a non-brokered private placement consisting of 3,750,000 units (each, a "Unit") at a price of $0.267 per Unit to raise gross proceeds of $1,000,000. Each Unit consists of one common share in the capital of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant").  Each Warrant shall entitle the holder to purchase one Share at a price of $0.40 per Share for a period of one (1) year from closing of the Offering (the "Closing").

On September 24, 2024, the Company completed a non-brokered private placement issuing 906,346 flow-through units (each, an “FT Unit”) at a price of $0.433 per FT Unit for aggregate gross proceeds of $392,749.50. Each FT Unit is comprised of one common share in the capital of the Company issued as a “flow-through share” within the meaning of the Income Tax Act (Canada) and one common share purchase warrant (each, a “Warrant”) issued on a non-flow-through basis. Each Warrant entitles the holder to receive one non-flow-through common share in the capital of the Company (each, a “Warrant Share”) at a price of $0.667 per Warrant Share at any time before the date that is two (2) years following the date of issuance. The gross proceeds from the sale of the FT Units will be used by the Company to incur eligible “Canadian exploration expenses” that will qualify as “flow-through mining expenditures” as such terms are defined in the Income Tax Act (Canada) (the “Qualifying Expenditures”) related to the Company’s Cap Property located in British Columbia, Canada on or before December 31, 2024. All Qualifying Expenditures will be renounced in favour of the subscribers effective December 31, 2024.

On November 7, 2024, the Company completed a forward split of all of its issued and outstanding common shares on the basis of one and one-half (1.5) new common shares for one (1) old common share (1.5:1) (the “Forward Split”).  All shareholders of record on November 7, 2024 (the “Record Date”) were entitled to receive one half of one (0.5) additional common share pursuant to the Forward Split.  The Company proposed the Forward Split to increase the liquidity and marketability of the common shares. The common shares began trading on a post-Forward Split basis under the existing stock trading symbol “APXC” effective at the opening of markets on November 6, 2024. Outstanding stock options and share purchase warrants were also adjusted by the Forward Split ratio and the respective exercise prices of outstanding stock options and share purchase warrants were adjusted accordingly.

On November 12, 2024, the Company announced results from its July 2024 exploration program at the Cap Property located in east-central, British Columbia. The exploration program included soil sampling, rock sampling and geological mapping with the objectives to validate and expand upon previously identified niobium mineralization from historical surface samples and drilling on the Property. The program was successful with soil samples delineating a 1.8 km anomalous niobium trend from an area of known mineralization. One outcrop sample collected returned 3.33% Nb₂O₅ with four (4) additional outcrop samples assaying between 0.16% to 0.50% Nb₂O₅. Two mineralized carbonatite boulders sampled also returned 1.79% and 1.45% Nb₂O₅.

On November 26, 2024, the Company acquired the Bianco Carbonatite Property (“Bianco”), situated approximately 12½ km southwest of the Kingfisher Lake First Nation and 156 km north of Pickle Lake, Ontario. It comprises 85 single cell mining claims, encompassing approximately 3,735 hectares (9,229.3 acres), and is characterized by a geophysical magnetic anomaly consistent with carbonatite complexes observed in the region. Pursuant to a sale agreement dated November 26, 2024, between the Company and DG Resource Management Ltd. (the “Vendor”), the Company has agreed to acquire a 100% interest in the claims for consideration of CDN$30,000 cash, to be paid on signing of the agreement.  In addition, the Company will grant to the Vendor a 2.0% net smelter returns royalty interest in the future minerals produced from the claims upon achieving commercial production.

On December 18, 2024, the Company announced it had extended its investor relations agreement with Rumble Strip Media. Pursuant to the agreement, the Company will make an upfront payment of $300,000 for a three-month extension that commences December 11, 2024 and ends March 11, 2025.

On December 30, 2024, the Company completed a non-brokered private placement issuing a total of 4,200,000 units (each, a "Unit") at a price of $0.60 per Unit, raising aggregate proceeds of $2,520,000 (the "Offering"). Each Unit consisted of one common share of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant"), with each Warrant entitling the holder to purchase one Share at a price of $0.75 per Share for a period of two (2) years from closing of the Offering (the "Closing").

On February 5, 2025, the Company announced the acquisition of the Lac Le Moyne Carbonatite Property. The Company acquired a 100% interest in the claims for total consideration payable over a 3-year period of $100,000 in cash ($25,000 paid) and the issuance to the vendors of a total of 200,000 shares (100,000 shares issued). In the event a material drill intersection of niobium mineralization is identified on the Property, an additional 500,000 "bonus" shares are payable. In addition, the Company will grant to the vendor a 2% net smelter return royalty interest in the future minerals produced from the claims upon achieving commercial production.

On February 21, 2025, the Company completed a non-brokered private placement issuing a total of 1,530,612 flow-through common shares (each, an "FT Share") at a price of $0.98 per FT Share for gross proceeds of $1,499,999.76 (the "Offering"). The FT Shares were issued as "flow-through shares" (within the meaning of subsection 66(15) of the Income Tax Act (Canada) and section 359.1 of the Taxation Act (Québec). The proceeds from the issuance of the FT Shares will be used to incur eligible resource exploration expenses which will qualify as "Canadian exploration expenses"(as defined in the Income Tax Act (Canada)). In addition, subscribers residing in the province of Québec are also eligible for i) an additional deduction for CEE that qualifies as "exploration base relating to certain Québec exploration expenses" incurred in Québec, within the meaning of section 726.4.10 of the Taxation Act (Québec), and ii) for an additional deduction for certain surface mining CEE incurred in Québec that qualifies as "exploration base relating to certain Québec surface mining exploration expenses" within the meaning of section 726.4.17.2 of the Taxation Act (Québec). In connection with the Offering, the Company paid cash fees of $90,000 to one qualified finder.

On February 21, 2025, the Company announced it had further extended its investor relations agreement with Rumble Strip Media. Pursuant to the agreement, the Company will make an upfront payment of $250,000, and a subsequent payment of $250,000, for a three-month extension that commences March 11, 2025 and ends June 11, 2025.

On February 26, 2025, the Company held its Annual General Meeting with all matters passing unanimously.

On March 14, 2025, the Company granted an aggregate of 5,000,000 incentive stock options to purchase up to 5,000,000 common shares of the Company to certain directors, officers and consultants under its Equity Incentive Plan. The Options are exercisable for a period of 5 years from the date of Grant, expiring on March 14, 2030, at a price of $0.85 per Share. The Options will vest as to 33% on the date that is four (4) months from the Grant, 33% on the date that is eight (8) months from the date of the Grant and the final 34% on the date that is twelve (12) months from the date of the Grant.

On June 9, 2025, the Company announced that the 2025 field exploration programs at the Bianco and Lac Le Moyne properties would commence in June. The Company has engaged Dahrouge Geological Consulting Ltd. to undertake the field work for the two properties planned for this summer.

On June 9, 2025, the Company announced it has signed an agreement with Zimtu Capital Corp. ("Zimtu") whereby Zimtu will provide marketing services under its Zimtu ADVANTAGE program, effective June 1, 2025, for an initial term of 12 months at a cost of $12,500 per month (the "Zimtu Agreement"). The program is designed to provide strategic marketing support, investor engagement, and public awareness initiatives. Services include investor presentations, email marketing, lead generation campaigns, blog posts, digital campaigns, social media management, Rockstone Research reports & distribution, video news releases and related marketing & awareness activities.

On June 19, 2025, the Company announced an update on its plans and preparations for the upcoming drill program at the Cap Property, estimated to start in mid-July.

On July 10, 2025, the Company announced it had finalized a drill contract with Quesnel Bros. Diamond Drilling Ltd. for its fully funded summer drill program at the Cap Property.

On July 22, 2025, the Company announced the arrival of a Hydracore 2000 heli-portable drill rig with crews mobilized at the Cap Property.

On July 30, 2025, the Company announced the commencement of the 2025 diamond drill program at the Cap Property.

Selected Annual Information

The following is a summary of the financial data of the Company for the last three completed fiscal year ends, derived from the audited annual consolidated financial statements of the Company, which have been prepared in accordance with IFRS and are presented in Canadian dollars, which is also the Company’s functional currency:

	For the year ended July 31, 2026	For the year ended July 31, 2025	For the year ended July 31, 2024
	$	$	$
Total Revenues	Nil	Nil	Nil
Loss from continuing operations	14,498,115	4,359,020	665,630
Net loss	13,990,435	4,089,117	500,185
Net loss per share - basic and diluted	0.18	0.09	0.02
Net and comprehensive loss	13,990,435	4,089,117	500,185
Total assets	37,713,735	9,597,061	3,121,433
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividend declared per share	Nil	Nil	Nil

The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record further losses until such time as an economic resource is identified, developed, and brought into profitable commercial operation on one or more of the Company's properties or otherwise disposed of at a profit.

Mineral Properties

The Company cautions that past results or discoveries on adjacent properties disclosed below may not necessarily be indicative of the presence of mineralization on the Company's properties.

British Columbia, Canada

The Company's properties in British Columbia cover two distinct claim groups on trend and are within the Rocky Mountain Rare Metal Belt. The two claim groups are the Carbo and Cap properties. These claims cover over 12 kilometers of sedimentary units which are host to either alkaline intrusive rocks or carbonatites, both of which are favorable hosts to rare-earth and niobium carbonatite deposits.  Both properties have seen early-stage exploration work including diamond drilling, airborne magnetic and radiometric surveys with soil geochemistry and geological mapping completed between 2009 and 2017.  Both properties are approximately 60-80 km from Prince George, a major regional center and are accessible by resource and logging roads.

Cap property

On February 11, 2019, the Company acquired a 100% interest in certain mineral claims, located approximately 85 km northeast of Prince George, British Columbia, by issuing 2,550,000 shares with a fair value of $640,356. These properties are subject to a 2% net smelter return (“NSR”) royalty in favour of the original vendors.  Subsequent to this acquisition, the Company staked 3 claims contiguous to the acquired claims. As of July 31, 2026, the Cap property consists of 6 claims totalling 2,824 hectares (July 31, 2025 – 6 claims).

The Cap property covers a large carbonatite complex, which is considered highly prospective for both niobium and rare earth element (REE) mineralization. Historical exploration identified niobium mineralization within surficial boulder and outcrop samples and through diamond drilling, with drillhole CAP17-004 returning 0.51% Nb₂O₅ over 4.01 m. The CAP17-004 results are historical, were generated by a previous operator, and a Qualified Person has not performed sufficient work to verify the sample preparation, analytical and quality control procedures underlying such results; accordingly, they should not be relied upon. Exploration in 2024 returned seven (7) rock samples with niobium values exceeding 0.1% Nb₂O₅, with one (1) outcrop sample assaying 3.33% Nb₂O₅ and two (2) boulder samples assaying 1.45% and 1.79% Nb₂O₅ (see news release dated November 12, 2024). Rock grab samples are selective by nature and may not be representative of the mineralization on the property. The surficial mineralization extends over a potential strike length of 250 m. Additionally, a distinct niobium in soil anomaly was identified extending 1.8 km from known surficial mineralization, with several samples also returning elevated REE mineralization.

During the 2025 field season, the Company completed nine drillholes totaling 2,324 metres at the Cap Property, designed as a first-pass regional program to evaluate multiple target areas within a prospective carbonatite system. Drilling confirmed the presence of niobium, rare earth element (REE), and phosphate mineralization within the targeted carbonatite host rocks. Results were highlighted by a near-surface intercept in drillhole CAP25-006, which returned 124.5 m averaging 0.27% Nb₂O₅, including a higher-grade interval of 36 m at 0.59% Nb₂O₅ and 10 m at 1.08% Nb₂O₅. Additional drilling intersected REE-enriched zones exceeding 1% REO and broad phosphate-bearing intervals. All intervals are core lengths and do not represent true widths. For further details, including sampling, analytical and QA/QC procedures, see the Company’s news releases dated August 27, 2025 and December 31, 2025.

An airborne magnetic and radiometric survey completed late in the 2025 field season identified a prominent magnetic anomaly in the central portion of the property, interpreted to represent a potential intrusive source at depth. This feature remains largely untested and will be considered in planning for future exploration programs.

In June 2026, the Company completed a follow up drill program at the Cap property which consisted of three (3) NQ-size diamond drillholes totaling 1,072 m. Two (2) drillholes followed up on positive results from the 2025 drill program, attempting to further delineate niobium mineralization identified in drillhole CAP25-006. One (1) drillhole targeted the prominent magnetic anomaly southeast of the 2025 drill area, evaluating the magnetic feature at depth. Assays for the 2026 drill program are pending.

In April 2026, the Company filed a technical report in accordance with NI 43-101 for the property, with an effective date of February 3, 2026.  On August 6, 2026, the Company filed on SEDAR+ an independent technical report entitled “NI 43-101 Technical Report on the Cap Property, BC, Canada” with an effective date of July 31, 2026, prepared by Jeremy Hanson, P.Geo., of Hardline Exploration Corp., a Qualified Person under NI 43-101 (the “Cap Technical Report”). The Cap Technical Report supersedes the technical report on the Cap Property filed on April 9, 2026.

Carbo property

The Company acquired a 100% interest in this property through various share issuances and cash payments to certain property vendors in 2021 and 2022.  The property is located north-east and in close proximity to the Cap property.  As of July 31, 2026, the property consists of 17 claims totalling 2,048 hectares (July 31, 2025 – 17 claims).

The current Carbo property is within five kilometers southeasterly from the Wicheeda Rare Earth Deposit currently being developed by Defense Metals Corp. ("Defense"). Defense recently completed a pre-feasibility study for the property, which indicates a mineral resource estimate of 29.2 million tonnes (Measured + Indicated) averaging 2.27% REO and 5.5 million tonnes inferred averaging 1.40% REO (Reid, D., et al. (2025). NI 43-101 Technical Report - Wicheeda Rare Earths Project Pre-Feasibility Study).

In June 2026, the Company completed a soil sampling program at the Carbo property. A total of 76 soil samples were collected from the central portion of the property. The program was designed to evaluate soil geochemistry and identify potential geochemical anomalies to guide future exploration activities. Assay results are pending release.

Quebec, Canada

West James Bay properties

On May 24, 2024, the Company purchased a 50% interest in a group of mineral claims located in the James Bay region of Quebec, Canada, for a cash payment of $125,000 to DG Resource Management Ltd. (“DG Resource”), a company controlled by Jody Dahrouge, a director of the Company.

On June 6, 2024, the Company entered into an earn-in option agreement, whereby the Company granted the optionee the option to acquire 80% of the Company’s 50% interest in the property, whereby the optionee had to incur $1,000,000 of exploration costs on the property and issue 2,500,000 common shares of the optionee to the Company.  During the year ended July 31, 2024, the optionee exercised its option by incurring the required expenditures and issuing the shares to the Company.  The Company also retains a 1% gross overriding royalty on any future production from the property on this interest sold.  As of July 31, 2026, the Company retains the royalty and a 10% interest in the property.

Lac Le Moyne Carbonatite property

On February 5, 2025, the Company acquired the Lac Le Moyne Carbonatite property, located in northeastern Quebec near the community of Kuujjuaq. The property consists of 163 mineral claims totaling 7,643 ha and was acquired for its carbonatite hosted rare earth elements and rare metals potential. Limited exploration has been completed historically on the property with no known exploration completed specifically for carbonatite-related mineralization. Multiple carbonatite outcrops were previously identified by regional government mapping with regional radiometric surveys showing coincident anomalies indicative of carbonatite. The property lies directly north of the Ashram Rare Earth and Fluorspar Deposit, held by Mont Royal Resources Limited (“Mont Royal”) (formerly Commerce Resources Corp.) on its Eldor Property, with a mineral resource of 73.2 Mt at 1.89% REO and 6.6% CaF2 indicated, and 131.1 Mt at 1.91% REO and 4.0% CaF2 inferred (Commerce, 2024). Additionally, recent exploration at Mont Royal’s Mallard Prospect, located proximal to the Ashram Deposit, returned a drill intercept of 122.5 m of 0.62% Nb₂O₅ (Commerce, 2024).

The Company acquired a 100% interest in the claims for total consideration of:

  $100,000 in cash payable over a 3-year period ($50,000 paid to date); and
  200,000 common shares payable over a 2-year period. The common shares were issued as to 100,000 in February 2025 with a fair value of $87,000, and 100,000 in January 2026 with a fair value of $265,000.
  If a material drill intersection of niobium mineralization is identified on the property, an additional 500,000 common shares are payable to the vendor of the property.
  The property is subject to a 2% NSR payable to the vendor on future production.

Following the acquisition, the Company completed a property-wide field program from July 3 to July 18, 2025. The program focused on mapping and reconnaissance sampling of carbonatite occurrences and resulted in the collection of 151 rock samples across the Property area. The program confirmed carbonatite-hosted mineralization, returning anomalous niobium and rare earth element results including values up to 0.40% Nb₂O₅ and 0.50% total REO, which will guide follow-up exploration in 2026. Surface rock samples are selective by nature and represent a point location, and may not be representative of the mineralization sampled. For further details, including sampling, analytical and QA/QC procedures, see the Company’s news release dated December 15, 2025, the technical content of which was reviewed and approved by François Gagnon, P.Geo., a Qualified Person under NI 43-101.

Based on the results from the 2025 exploration program, the Company expanded the property by staking an additional 77 mineral claims, covering approximately 3,609 hectares, to secure the interpreted up-ice source area and geophysical targets associated with the newly identified mineralized carbonatite trend.

In September 2026, the Company completed a 10-day soil sampling program at the Lac Le Moyne property with the objective of following up on the 2025 carbonatite discovery. The soil grid was planned in the up-ice direction from the niobium enriched boulder samples collected in 2025. A total of 249 soil samples and 36 rock samples were collected over the duration of the program. Assay results from the 2026 exploration program are pending.

Ontario, Canada

Bianco Carbonatite property

On November 26, 2024, the Company acquired certain mineral claims, situated approximately 12.5 km southwest of the Kingfisher Lake First Nation and 156 km north of Pickle Lake, Ontario from DG Resource, a company controlled by Jody Dahrouge, a director of the Company, for $30,000.  The property is subject to a 2.0% NSR payable to DG Resource on future production.

The property covers a large carbonatite complex which has seen little to no historical exploration, comprises 85 single cell mining claims, encompassing approximately 3,735 hectares, and is characterized by a geophysical magnetic anomaly consistent with carbonatite complexes observed in the region.

Originally identified and mapped during an Ontario Geological Survey (OGS) in the 1970’s, Bianco lies within an area known for significant Nb mineralization. The Property is strategically located between the Big Beaver House and Schryburt Lake Carbonatite Projects. Historical results from these nearby Projects include assays of 2.92% Nb₂O₅ over 1.6 meters and 1.05% Nb₂O₅ over 2 meters at the Big Beaver House property, as well as sampling results of 1.82% Nb₂O₅ from a grab sample and 0.40% Nb₂O₅ over 2.43 meters at the Schryburt Lake Carbonatite property. These results are historical, relate to properties not owned by the Company, and have not been verified by a Qualified Person; mineralization on nearby properties is not necessarily indicative of mineralization on the Bianco property.

From June 13 to June 23, 2025, a field program on the property was completed consisting of the collection of 36 rock samples and 161 soil samples; no significant results were returned, although the Company considers the property to remain underexplored.

Nebraska, USA

Rift property

The Rift property, located in Elk Creek, Nebraska, encompasses two primary target areas with known rare earth element (“REE”) mineralization: the East Zone and the West Zone. Both areas include historical drilling that returned significant REE grades, including 155.5 m averaging 2.70% REO with 54.9 m at 3.30% REO in drillhole EC-93, and 236.2 m averaging 2.10% REO with 68.2 m at 3.32% TREO in drillhole NEC11-004. These historical intersections occur within carbonatite-hosted REE systems and remain open in all directions. Drillhole EC-93 was originally completed by Molycorp Inc. between 1984 and 1985, and the EC-93 results referenced herein are from a 2010 reanalysis performed by Quantum Rare Earth Developments Corp.; results for drillhole NEC11-004 originate from a 2011 drill program completed by Quantum Rare Earth Developments Corp. These results are considered historical. A Qualified Person has not performed sufficient work or data verification to validate these results in accordance with NI 43-101, and they should not be relied upon. The Company views the historical results as relevant from a targeting perspective only.

During the year ended July 31, 2025, the Company continued advancing its land consolidation strategy for the Property, acquiring, through the execution of privately negotiated surface and mineral-rights agreements, approximately 2,217 acres across 27 parcels of land. During the year ended July 31, 2026, the Company acquired exploration rights and options to purchase covering an additional 1,741 acres in the property area, bringing the Company’s total holdings to 3,958 acres as of July 31, 2026.  Subsequent to July 31, 2026, the Company optioned a further 432 acres bringing the Company’s holdings to 4,390 acres.

All the above agreements were facilitated by Key Landmark LLC, acting as the landman on behalf of the Company. Under the terms of the landman agreement, Key Landmark LLC retains a 0.5% NSR royalty on certain properties, and the underlying landowners retain a 2.0% NSR royalty, for an aggregate NSR royalty of 2.5% upon exercise of the options.

The Company has also identified several additional historical drillholes requiring follow-up, including EC-43, located approximately one kilometre southeast of EC-93. EC-43 returned 134.1 m of 1.22% REO, including 12.2 m of 3.18% REO and a separate interval of 27.4 m of 1.83% REO. In the West Zone, historical drillhole EC-04 returned 185.2 m of 1.18% REO, being the original Molycorp analysis, which was commonly limited to the light rare earth elements, with a deeper interval of 15.2 m averaging 1.14% REO from the 2010 reanalysis. These results, together with historical work completed by Molycorp between 1973 and 1986, indicate the potential for a large, continuous REE-mineralized system within the Elk Creek Carbonatite Complex. Drillholes EC-43 and EC-04 were originally completed by Molycorp between 1973 and 1986, with reanalysis performed by Quantum Rare Earth Developments Corp. in 2010. These results are considered historical, a Qualified Person has not performed sufficient work or data verification to validate them in accordance with NI 43-101, and they should not be relied upon.

In late January 2026, Apex initiated its inaugural drill program at the Rift Property. The program is ongoing and has to date completed thirty-nine (39) drillholes totaling approximately 25,000 m, with assay results released for twenty-four (24) drillholes (RIFT26-001A through RIFT26-024) and results pending for fifteen (15) drillholes. Results confirm two distinct mineralized horizons: the Trinity Zone, a near-surface high-grade REO horizon spatially associated with hematite-altered carbonatite immediately below the unconformity; and the Neo Zone, a deeper neodymium-praseodymium (“NdPr”)-enriched horizon identified in the lower portions of several drillholes. Drilling is planned to continue with a single rig into Q4 2026.

Drilling has been completed along a series of east-west drill fences at approximate 100 m spacing. Drilling to date has traced Trinity Zone mineralization over approximately 500 m of north-south strike length and more than 300 m of down-dip extent to the west, within a broader 700 m target corridor, and the zone remains open in all directions.

Significant Trinity Zone intercepts to date include the following. All intervals are downhole core lengths and do not represent true widths. For each intercept, the sampling, analytical and QA/QC procedures, and the data verification completed in accordance with NI 43-101, are described in the Company’s news release noted in parentheses, and the individual rare earth oxide values underlying each REO grade are as described below under “Additional Information”:

• RIFT26-002: 81.6 m at 2.02% REO, including 50.9 m at 2.40% REO (news release dated April 7, 2026)

• RIFT26-003: 124.0 m at 1.94% REO, including 80.0 m at 2.29% REO and 23.7 m at 4.02% REO (news releases dated April 28, 2026 and May 6, 2026)

• RIFT26-005A: 137.2 m at 2.01% REO, including 23.1 m at 3.47% REO (news release dated May 15, 2026)

• RIFT26-008: 191.9 m at 2.63% REO, including 52.2 m at 3.54% REO and 12.3 m at 5.63% REO (news release dated June 22, 2026)

• RIFT26-010: 239.7 m at 1.62% REO, including 14.9 m at 5.09% REO (news release dated June 22, 2026)

• RIFT26-012: 151.4 m at 2.42% REO, including 61.4 m at 3.03% REO and 8.0 m at 4.48% REO (news release dated August 12, 2026)

• RIFT26-014: 148.5 m at 2.09% REO, including 36.9 m at 3.11% REO and 10.2 m at 5.27% REO (news release dated August 12, 2026)

• RIFT26-019: 197.5 m at 2.12% REO, including 55.9 m at 2.87% REO and 5.1 m at 4.60% REO (news release dated September 8, 2026)

• RIFT26-022: 171.5 m at 2.35% REO, including 37.0 m at 4.07% REO (news release dated October 5, 2026)

• RIFT26-024: 116.0 m at 3.55% REO, including 22.9 m at 4.75% REO (news release dated October 5, 2026)

Additionally, on August 20, 2026, the Company announced that mineralogical analysis confirms monazite and bastnaesite as the dominant REE bearing minerals at Rift. Monazite and bastnaesite have well-established mineral processing flowsheets for recovery from carbonatite-type deposits and, therefore significantly derisk the Rift Project by providing a clear pathway and approach for the test work.

The Neo Zone, first intersected in RIFT26-002 and materially expanded in RIFT26-003, returned NdPr distributions of 30-52% at appreciable REO grade, compared to the typical range of 14-20% for carbonatite-hosted REE deposits globally. Both the Trinity and Neo zones remain open along strike and at depth.

In June 2026, the Company filed the Rift Technical Report, prepared by Robin J. Wilson, B.Sc. (Hons) Geology, MAusIMM, MAIG, an independent Qualified Person, with an effective date of May 15, 2026 and a signature date of June 12, 2026.

Colorado, USA

Iron Hills property

In April 2026, the Company acquired certain mineral claims for $80,000.  The property is subject to a 3% NSR payable to the vendor on future production. The Iron Hills property consists of 76 lode mining claims (IH001-IH076) totaling approximately 1,570 acres (~635 ha) in Gunnison County, Colorado. The claims consist of three geographically separate blocks, targeting rare earth element, niobium, and tantalum potential within the Iron Hill carbonatite-alkaline complex.

Overall Performance

Equity issuances

During the year ended July 31, 2026:

  On October 22, 2025, the Company completed a non-brokered flow-through private placement issuing 800,000 flow-through units at a price of $2.00 per unit for gross proceeds of $1,600,000.  Each unit consisted of one common share issued as a "flow-through share" within the meaning of the Income Tax Act (Canada) and one common share purchase warrant issued on a non-flow-through basis. Each warrant entitles the holder to purchase one non-flow-through common share at a price of $2.50 per share for a period of two years from the date of issuance.
  On October 30, 2025, the Company completed a non-brokered private placement issuing 4,000,000 units of the Company at a price of $2.50 per unit for gross proceeds of $10,000,000.  Each unit consists of one common share of the Company and one common share purchase warrant, with each warrant exercisable to acquire one common share of the Company at a price of $3.00 per share for a period of two years from the date of issuance. In connection with the placement, the Company paid $255,500 in cash and issued 102,200 non-transferable finder’s warrants to certain finders. Each finder’s warrant entitles the holder thereof to purchase one common share at a price of $3.00 per common share for a period of two years. The fair value of the finder’s warrants was calculated using the Black-Scholes option pricing model based on the following assumptions: Exercise price - $3.00, Expected life – 2 years, Expected volatility – 113.21%, Risk-free interest rate – 2.42%, with no expected dividends or forfeitures.

  On January 28, 2026, the Company issued 100,000 shares at a fair value of $265,000 pursuant to the Lac Le Moyne property acquisition.
  On June 2, 2026, the Company closed a brokered private placement, whereby the Company issued 7,895,000 units of the Company at a price of $1.90 per unit for gross proceeds of $15,000,500.  Each unit consisted of one common share and one common share purchase warrant of the Company.  Each warrant entitles the holder to purchase one common share of the Company at a price of $2.60 per share for a period of twenty-four months from the closing date.  The agents for the placement received aggregate cash fees of $750,006 and 394,740 non-transferable common share purchase warrants. Each agent warrant is exercisable into one common share of the Company at $1.90 per share for a period of twenty-four months from the closing date.

The fair value of the agents’ warrants was calculated using the Black-Scholes option pricing model based on the following assumptions: Exercise price - $1.90, Expected life – 2 years, Expected volatility – 93%, Risk-free interest rate – 2.80%, with no expected dividends or forfeitures.  The total fair value, being $292,108 for these agents’ warrants, has been recorded as a non-cash share issuance cost, with a corresponding adjustment to reserves.

  During the year ended July 31, 2026, 30,990,280 warrants were exercised for gross proceeds of $4,381,144.

  During the year ended July 31, 2026, 174,000 stock options were exercised for gross proceeds of $147,900. $133,808 of fair value originally recognised for these options was transferred to share capital from reserves upon exercise of these options.

During the year ended July 31, 2025:

  On August 16, 2024, the Company completed the second and final tranche of a non-brokered private placement consisting of 3,750,000 units (each, a "Unit") at a price of $0.267 per Unit to raise gross proceeds of $1,000,000. Each Unit consists of one common share in the capital of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant").  Each Warrant shall entitle the holder to purchase one Share at a price of $0.40 per Share for a period of one (1) year from closing of the Offering (the "Closing").
  On September 24, 2024, the Company completed a non-brokered private placement issuing 906,346 flow-through units (each, an “FT Unit”) at a price of $0.433 per FT Unit for aggregate gross proceeds of $392,750. Each FT Unit is comprised of one common share in the capital of the Company issued as a “flow-through share” within the meaning of the Income Tax Act (Canada) and one common share purchase warrant (each, a “Warrant”) issued on a non-flow-through basis. Each Warrant entitles the holder to receive one non-flow-through common share in the capital of the Company (each, a “Warrant Share”) at a price of $0.67 per Warrant Share at any time before the date that is two (2) years following the date of issuance. The gross proceeds from the sale of the FT Units will be used by the Company to incur eligible “Canadian exploration expenses” that will qualify as “flow-through mining expenditures” as such terms are defined in the Income Tax Act (Canada) (the “Qualifying Expenditures”) related to the Company’s Cap Property located in British Columbia, Canada on or before December 31, 2024. All Qualifying Expenditures will be renounced in favour of the subscribers effective December 31, 2024.

  On December 30, 2024, the Company completed a non-brokered private placement issuing a total of 4,200,000 units (each, a "Unit") at a price of $0.60 per Unit, raising aggregate proceeds of $2,520,000 (the "Offering"). Each Unit consisted of one common share of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant"), with each Warrant entitling the holder to purchase one Share at a price of $0.75 per Share for a period of two (2) years from closing of the Offering (the "Closing").
  On February 12, 2025, the Company issued 100,000 shares at a fair value of $87,000 in connection with the Lac Le Moyne Property agreement.
  On February 21, 2025, the Company completed a non-brokered private placement issuing a total of 1,530,612 flow-through common shares (each, an "FT Share") at a price of $0.98 per FT Share for gross proceeds of $1,500,000 (the "Offering"). The FT Shares were issued as "flow-through shares" (within the meaning of subsection 66(15) of the Income Tax Act (Canada) and section 359.1 of the Taxation Act (Québec)). The proceeds from the issuance of the FT Shares will be used to incur eligible resource exploration expenses which will qualify as "Canadian exploration expenses" (as defined in the Income Tax Act (Canada)). In addition, subscribers residing in the province of Québec are also eligible for i) an additional deduction for CEE that qualifies as "exploration base relating to certain Québec exploration expenses" incurred in Québec, within the meaning of section 726.4.10 of the Taxation Act (Québec), and ii) for an additional deduction for certain surface mining CEE incurred in Québec that qualifies as "exploration base relating to certain Québec surface mining exploration expenses" within the meaning of section 726.4.17.2 of the Taxation Act (Québec). In connection with the Offering, the Company paid cash fees of $90,000 to one qualified finder.
  During the year ended July 31, 2025, 3,956,250 share purchase warrants priced at $0.40 were exercised for gross proceeds of $1,582,500.

Use of financing proceeds

Date of Financing	Funds Raised	Intended Use of Funds	Variance between Intended and Actual Use of Funds	Impact of Variances on Business Objectives and Milestones
August 16, 2024	$1,000,000	General working capital purposes and exploration expenses	No Variance	No Impact
September 24, 2024	$392,750	Incur eligible resource exploration expenses, which will qualify as "Canadian exploration expenses" (CEE) (as defined in the Income Tax Act (Canada))	No Variance	No Impact
December 30, 2024	$2,520,000	General working capital purposes and exploration expenses	No Variance	No Impact
February 21, 2025	$1,500,000	Incur eligible resource exploration expenses, which will qualify as "Canadian exploration expenses" (CEE) (as defined in the Income Tax Act (Canada))	No Variance	No Impact
October 30, 2025	$10,000,000	General working capital purposes and exploration expenses	No Variance	No Impact
October 22, 2025	$1,600,000	Incur eligible resource exploration expenses, which will qualify as "Canadian exploration expenses" (CEE) (as defined in the Income Tax Act (Canada))	No Variance	No Impact
June 2, 2026	$15,000,500	General working capital purposes and exploration expenses	No Variance	No Impact

Summary of Selected Financial Results

For the year ended July 31, 2026, the Company incurred a net loss of $13,990,435, compared to a net loss of $4,089,117 for the year ended July 31, 2025, representing an increase of $9,901,318 year-over-year. The increase in net loss is primarily attributable to two items, the majority of which is a non-cash expense: (i) an increase in advertising and investor awareness expenses of approximately $1.7 million, and (ii) an increase in stock-based compensation expense of approximately $6.6 million.  Overall, given the Company’s significantly enhanced working capital position in the current year versus the prior year, the Company increased spending to accelerate the development of its projects, mainly the Rift Project, in an expeditious yet responsible manner.

Advertising and Promotion

The increase in advertising and promotion expenses is directly attributable to (i) the significantly improved cash position of the Company during the year ended July 31, 2026, which allowed it to allocate appropriate resources to its advertising and investor relations programs, which was not possible in the prior year, and (ii) the Company's acquisition of the Rift Project. As the Rift Project represented a new asset within the Company's portfolio, management determined that a dedicated investor communications and awareness program was appropriate in order to inform existing shareholders, and the broader market, of the nature of the acquisition, the Company's strategic rationale for pursuing it, and the anticipated allocation of capital toward its advancement. Given the scale of capital expenditures contemplated in connection with the Rift Project, the Board and management considered it consistent with the Company's disclosure and stewardship obligations to ensure that stakeholders were adequately informed regarding this exciting development in the Company's asset base and business plan. On August 17, 2026, the Company extended the investor relations agreement, whereby the Company agreed to pay $1,000,000 for a three-month term commencing on or about August 17, 2026, $500,000 of which was paid by the date of this report.

Stock-Based Compensation

The increase in stock-based compensation expense of approximately $6.6 million is principally a function of the higher fair value ascribed to equity-based awards granted during the current year, which in turn reflects the appreciation in the market price of the Company's common shares during fiscal 2026 relative to fiscal 2025. Stock-based compensation is a non-cash expense and does not affect the Company's working capital, liquidity, or cash flows.

See below for a discussion of other significant income statement items that deviated significantly from the prior year:

• Consulting fees (2026: $331,214, 2025: $61,813) increased due to added personnel managing the overall increased corporate activity with respect to its properties and corporate operations;

• Filing, listing, and transfer agent fees (2026: $531,773, 2025: $71,071) increased due to overall increased activity with the CSE, and the Company’s listing on Euronext Access Paris during the current year;

• Legal fees (2026: $448,504, 2025: $50,644) were higher due to significantly increased activity in the current year with respect to listing on Euronext Access Paris, preliminary work on listing on the Nasdaq Capital Market, and filing of a base shelf prospectus;

• Salaries (2026: $125,835, 2025: $nil) increased due to added personnel managing the overall increased corporate activity with respect to its properties and corporate operations;

• Travel and meals (2026: $476,006, 2025: $78,167) were higher due to increased business travel and conferences related to increasing the Company's profile; and

• Interest income (2026: $307,877, 2025: $99,336) increased as cash balances increased due to significant equity issuances in the current period.

Summary

Management continues to monitor general and administrative expenditures and to allocate capital in a manner intended to advance the Company's exploration and development objectives, including the continued advancement of the Rift Project.

Exploration and Evaluation Expenditures by Project

During the year ended July 31, 2026, the Company capitalized exploration and evaluation expenditures of $18,117,829, increasing exploration and evaluation assets from $3,347,354 as at July 31, 2025 to $21,465,183 as at July 31, 2026, of which $14,152,607 related to the Rift Project, $3,529,125 to the Cap Property and $436,097 to its other properties. During the year ended July 31, 2025, the Company capitalized net exploration and evaluation expenditures of $2,243,654, of which $625,818 related to the Rift Project, $1,031,223 to the Cap Property (net of mining tax credits of $27,918) and $586,613 to its other properties (Bianco: $319,131; Lac Le Moyne: $267,482). The Company’s plan for the Rift Project is to complete its ongoing drill program and an inaugural mineral resource estimate in the first quarter of 2027, consistent with the Phase II program recommended in the Rift Technical Report, which has an estimated budget of approximately US$5,845,000. The Company’s plan for the Cap Property is to receive and interpret assay results from its 2026 drill program, reprocess existing geophysical data and complete a follow-up drill program of approximately 1,000 to 1,500 m, as recommended in the Cap Technical Report. The Company intends to expend additional funds on both projects, subject to results, market conditions and the availability of financing.

Summary of Quarterly Results

The following is a summary of the results from the eight previously completed financial quarters, derived from the Company’s financial statements, which have been prepared in accordance with IFRS and are presented in Canadian dollars, which is also the Company’s functional currency:

	Jul 31, 2026	Apr 30, 2026	Jan 31, 2026	Oct 31, 2025	Jul 31, 2025	Apr 30, 2025	Jan 31, 2025	Oct 31, 2024
	$	$	$	$	$	$	$	$
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net loss from continuing operations	3,797,540	2,848,688	5,122,884	2,729,003	2,061,935	1,360,087	491,064	445,934
Net and comprehensive loss	3,600,788	2,633,506	5,071,875	2,684,266	1,846,289	1,281,173	555,655	406,000
Loss per share - basic and diluted	0.04	0.03	0.07	0.05	0.04	0.03	0.01	0.00

The Company has not generated revenue in any of the eight quarters presented, which is consistent with its status as an exploration-stage issuer. Accordingly, variations in quarterly results over the periods are driven by fluctuations in operating expenditures and stock-based compensation, rather than by operating revenue. Viewed across the full eight-quarter period, the results reflect the Company's transition from an exploration issuer with limited financial resources and thus correspondingly a modest expenditure profile, to a more substantially capitalized issuer with an expanded asset base and a materially higher level of corporate, exploration, and investor communications activity.

The principal factors contributing to variations in quarterly results over the eight-quarter period have been: (i) the acquisition of the Rift Project and the associated professional fees and investor awareness expenditures; (ii) fluctuations in non-cash stock-based compensation expense, which are sensitive to movements in the market price of the Company's common shares at the time of grant; (iii) the scaling-up of general and administrative and exploration-related expenditures commensurate with the Company's expanded capitalization and asset base; and (iv) transaction-related professional fees incurred in connection with the Company's financing and acquisition activity.

Fourth Quarter

For the three months ended July 31, 2026, the Company recorded a net and comprehensive loss of $3,600,788, compared to $1,846,289 for the three months ended July 31, 2025. The fourth quarter loss reflects continued stock-based compensation expense, including in respect of the May 7, 2026 option and RSU grants, investor relations and marketing expenditures, and legal, filing and listing fees associated with the Company’s listing on Euronext Access Paris on July 9, 2026, its base shelf prospectus and preparation for its Nasdaq Capital Market listing. During the quarter, the Company closed its $15,000,500 brokered private placement under the Listed Issuer Financing Exemption on June 2, 2026 and completed its 2026 drill program at the Cap Property.

Liquidity and Capital Resources

The Company will require more funds to expeditiously and adequately explore and develop its properties.  As a result, the Company may have to continue to rely on equity and debt financing.  There can be no assurance whether debt or equity financings will be available to the Company in the amount required at any particular time.

The Company's financial success will be dependent on the economic viability of its mineral resource properties and the extent to which it can discover and develop new mineral deposits.  Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine.

All of the Company's mineral resource properties are still in the exploration stage. Further development of any of the properties will only follow upon obtaining satisfactory results.  Exploration and development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties.  There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

The Company's revenues, if any, are expected to be in large part derived from the extraction and sale of minerals from the properties.  The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control such as international, economic and political trends, expectations of inflation, currency exchange fluctuations and interest rates.

Cash Used in Operating Activities:  Cash used in operating activities during the year ended July 31, 2026 was $4,938,930, compared with $1,980,685 for the year ended July 31, 2025. As noted above, given the Company’s enhanced working capital during the current year, the Company increased expenses in most areas, to more quickly and adequately explore and develop its properties.

Cash Used in Investing Activities:  Total cash used in investing activities during the year ended July 31, 2026 was $15,447,755 (July 31, 2025: $990,317), consisting primarily of cash expenditures on exploration and evaluation assets, which the Company capitalizes once the legal right to explore has been acquired, net of changes in exploration-related accounts payable and amounts due to related parties. Cash used in investing activities in the year ended July 31, 2025 consisted of $990,317 used in exploration and evaluation expenditures (net of $27,918 in mining tax credits).  The increased activity in the current year was due to increased available working capital and the Rift Project drill program.

Cash Provided from Financing Activities:  Total cash from financing activities during the year ended July 31, 2026 was $29,831,161 (July 31, 2025: $6,838,284).  See above for information related to financing activities during the years presented.

Working Capital:  As at July 31, 2026, the Company had cash and cash equivalents of $14,986,980 and working capital of $11,938,776 (July 31, 2025: $5,542,504 and $4,880,247, respectively). The Company has no debt, and there are no legal or practical restrictions on the ability of its subsidiary, Elk Creek Rare Earths Corp., to transfer funds to the Company. The Company is not in default or arrears on any obligations. The Company expects to fund its planned exploration programs and general and administrative expenditures over the next twelve months from existing working capital, the net proceeds of the October 2026 U.S. offering, and the exercise of outstanding warrants and options, and may raise additional funds under the Shelf Prospectus or otherwise.

Contractual Obligations:  The following summarizes the Company’s contractual obligations as at July 31, 2026: accounts payable and accrued liabilities of $3,545,937 and amounts due to related parties of $636,143, payable within one year; remaining cash consideration of $50,000 payable under the Lac Le Moyne property agreement within one to three years; and fees of $15,000 per month payable to Zimtu under its management services agreement and, following its renewal on August 18, 2026, its marketing services agreement. Subsequent to year end, the Company agreed to pay $1,000,000 under its investor relations agreement with Rumble Strip Media Inc., of which $500,000 had been paid as at the date of this report. The Company has no debt, finance lease or purchase obligations.

The following is an analysis of the contractual maturities of the Company’s financial liabilities as at July 31, 2026:

	Within one year		Between one and five years	Total
Accounts payable and accrued liabilities	$3,545,937	$	Nil	$3,545,937
Due to related parties	$636,143	$	Nil	$636,143
Zimtu management agreement	$75,000	$	Nil	$75,000
Zimtu advertising agreement	$180,000	$	Nil	$180,000
Lac Le Moyne agreement	$25,000		$25,000	$50,000

Capital Resources

The Company’s capital resources consist of its cash and cash equivalents, marketable securities and equity financing. The Company has no committed capital expenditures other than the property payments and contractual obligations described above. To maintain its mineral properties in good standing, the Company must make the remaining payments under the Lac Le Moyne property agreement and incur expenditures sufficient to maintain its claims, including approximately $30,000 in expenditures on the Carbo claims during the remainder of 2026. Expenditures not yet committed but required to advance the Company’s planned growth include the continued drilling and inaugural mineral resource estimate at the Rift Project and the follow-up program at the Cap Property described under “Exploration and Evaluation Expenditures by Project”. The Company expects to fund these expenditures from existing working capital and future equity financings. The Shelf Prospectus, which permits the Company to issue up to C$100,000,000 of securities until September 2028, represents a source of financing that has been arranged but, other than in respect of the October 2026 U.S. offering, not yet used.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial performance or financial condition.

Transactions with Key Management and Related Parties

Key management personnel include directors and officers who have the authority and responsibility for the planning, directing, and controlling the activities of the Company.

The terms and conditions of these transactions with key management and related parties were no more favourable than those available, or which might reasonably be expected to be available, for similar transactions with an arm's length party.

During the years ended July 31, 2026 and 2025, the Company incurred the following with key management:

	Year ended	Year ended
	July 31, 2026	July 31, 2025
	$	$
Administrative fees (1)	180,000	180,000
Advertising and promotion (1)	125,000	150,000
Exploration costs (2)	2,444,454	410,149
Consulting fees (3)	220,238	16,887
Property acquisition costs (4)	-	30,000
Wages and benefits (5)	99,600	17,500
Stock-based compensation (6)	6,568,853	2,209,382
Total	9,638,145	3,013,918

(1) The Company continues to renew 12-month Management Services Agreements (“MSA”) with Zimtu Capital Corp. (“Zimtu”). Sean Charland is an officer and director of Zimtu, as well as an officer and director of the Company.  Jody Bellefleur is an officer of Zimtu, as well as an officer and director of the Company.  Under the terms of the MSA, Zimtu provides the Company with administrative and managerial services, including corporate maintenance, continuous disclosure services, rent, and administrative services, at a rate of $15,000 per month.

The Company also incurred $125,000 in fees to Zimtu for the year ended July 31, 2026 ($150,000 – year ended July 31, 2025) for advertising and promotion services.  On August 18, 2026, the Company renewed the service agreement for advertising and promotion services with Zimtu for an additional 12 months at a cost of $15,000 per month.

(2) Amounts incurred to Dahrouge Geological Consulting Ltd. ("Dahrouge") and included in exploration and evaluation assets.  Jody Dahrouge is a principal at Dahrouge as well as a director with the Company.

(3) Amounts incurred to Dahrouge, Kaiben Geological Ltd., and EBC Consulting Group Ltd. for consulting services. Jody Dahrouge is a principal at Dahrouge as well as a director with the Company.  Darren Smith is a majority owner at Kaiben Geological Ltd. and a director of the Company.  Joness Lang is a majority owner at EBC Consulting Group Ltd. and a director and officer of the Company.

(4) Amounts paid to Dahrouge, and included in exploration and evaluation assets.  Jody Dahrouge is a principal at Dahrouge as well as a director with the Company.

(5) Salaries paid to Nathan Steinke (year ended July 31, 2026 - $69,600 and year ended July 31, 2025 - $Nil) and Sean Charland (year ended July 31, 2026 - $30,000 and year ended July 31, 2025 - $17,500).  Nathan Steinke is an officer of the Company and Sean Charland is an officer and director of the Company.

(6) Non-cash amounts related to options and RSUs granted to directors and officers.

The following table shows amounts due to related parties at the applicable date:

	July 31, 2026	July 31, 2025
	$	$
Dahrouge	470,601	300,596
EBC Consulting Group Ltd.	23,195	-
Kaiben Geological Ltd.	6,214	-
Zimtu	136,133	42,965
Total	636,143	343,561

As of July 31, 2026, the Company has prepaid $62,676 to Dahrouge for the exploration programs (July 31, 2025 - $67,000).

As of July 31, 2026, the Company had $48,961 due from Sean Charland (July 31, 2025 - $Nil).

The amounts due to related parties are unsecured, non-interest bearing, and have no specific terms of repayment.

Agreements with Key Management

Mr. Sean Charland

The Company and Mr. Charland entered into an executive employment agreement dated November 25, 2025, pursuant to which the Company employs Mr. Charland as President and CEO on an indefinite term. Compensation includes a $250,000 annual base salary (the excess over current salary paid has been voluntarily forfeited to July 31, 2026 without waiving future salary).

If Mr. Charland is terminated without cause he will be entitled to no less than the minimum entitlements under the Employment Standards Act (British Columbia), plus 12 months' notice or salary in lieu per year of service up to a 36-month cap, with no bonus payable during the notice period.

The agreement provides for a transaction bonus if he leads and completes a sale transaction or other transaction resulting in a change of control, equal to 1.0% on transaction value over $50,000,000 and 1.5% on the portion exceeding $250,000,000, calculated on aggregate gross consideration, subject to continued employment at closing unless his employment is terminated by the Company without cause or by Mr. Charland for good reason within six  months prior to the closing of such transaction, in which case Mr. Charland will remain entitled to the transaction bonus. Mr. Charland will also remain entitled to the transaction bonus if he is terminated by the Company without cause within six months after a change of control.

Mr. Joness Lang

The Company, Mr. Lang and EBC Consulting Group Ltd. ("EBC"), a company owned and controlled by Mr. Lang, entered into an executive services agreement dated February 15, 2026, pursuant to which the Company engaged EBC as a consultant and appointed Mr. Lang as Executive Vice-President, Growth Strategy on an indefinite term.  Compensation includes a $144,000 annual consulting fee (monthly consulting fee of $12,000).

If Mr. Lang is terminated without cause he will be entitled to 12 months' notice or fees in lieu per year of service up to a 36-month cap, with no bonus payable during the notice period.

The agreement provides for a transaction bonus if he leads and completes a sale transaction or other transaction resulting in a change of control, equal to 0.5% on transaction value over $50,000,000 and 0.75% on the portion exceeding $250,000,000, calculated on aggregate gross consideration, subject to continued engagement at closing unless the agreement is terminated by the Company without cause or by Mr. Lang for good reason within six months prior to the closing of such transaction, in which case Mr. Lang will remain entitled to the transaction bonus. Mr. Lang will also remain entitled to the transaction bonus if he is terminated by the Company without cause within six months after a change of control.

Mr. Nathan Steinke

The Company and Mr. Steinke entered into an executive employment agreement dated February 1, 2026, pursuant to which the Company employs Mr. Steinke as CFO on an indefinite term.  Compensation includes a $144,000 annual base salary.

If Mr. Steinke is terminated without cause he will be entitled to no less than the minimum entitlements under the Employment Standards Act (British Columbia), plus 12 months' notice or salary in lieu per year of service up to a 36-month cap, with no bonus payable during the notice period.

Critical Accounting Estimates

Recoverability of exploration and evaluation assets: At each reporting date, management assesses whether facts and circumstances indicate that the carrying amount of each property may exceed its recoverable amount, considering factors such as the expiry of exploration rights, planned expenditures, exploration results and market conditions. This assessment requires judgment about matters that are highly uncertain, including the likelihood that further exploration will be undertaken on properties where recent work has been limited, such as the Carbo property, which had a carrying amount of $138,978 as at July 31, 2026 and on which the Company intends to spend approximately $30,000 during the remainder of 2026 to maintain the claims in good standing. Exploration and evaluation assets of $21,465,183 were recorded as at July 31, 2026 (July 31, 2025: $3,347,354), representing the Company’s most significant asset, and an impairment would reduce exploration and evaluation assets and increase net loss. No impairment was recorded during the year.

Stock-based compensation: The fair value of stock options and warrants issued as compensation is estimated using the Black-Scholes option pricing model, which requires assumptions regarding expected share price volatility, expected life, risk-free interest rate and forfeiture rate, and RSUs are measured at the share price on the grant date and recognized over the vesting period. Expected volatility is the assumption most subject to uncertainty given the Company’s limited trading history at current share prices; for example, the Company applied expected volatility of 113% and 93% in valuing the finder’s warrants issued in October 2025 and the agents’ warrants issued in June 2026, respectively. Stock-based compensation of $9,167,246 was recognized in the year ended July 31, 2026 in profit or loss (year ended July 31, 2025: $2,591,294), of which $6,568,853 related to directors and officers. A 10% change in the volatility would have changed stock-based compensation by approximately $250,000 during fiscal 2026. There were no changes to the methodology for these estimates during the past two financial years.

Changes in Accounting Policies including Initial Adoption

The Company did not adopt any new accounting policies during the year ended July 31, 2026 that had a material effect on its financial statements. IFRS 18 Presentation and Disclosure in Financial Statements, which replaces IAS 1 and introduces new requirements for the presentation of the statement of profit or loss and the disclosure of management-defined performance measures, is effective for annual periods beginning on or after January 1, 2027 and will apply to the Company for its financial year beginning August 1, 2027, with retrospective application required. The Company is assessing the effect of IFRS 18 on its financial statements and cannot yet reasonably estimate the effect.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, reclamation bonds, accounts payable and accrued liabilities, and amounts due to related parties. Marketable securities, consisting of 2,500,000 shares of Discovery Energy Metals Corp. received under the earn-in option agreement for the West James Bay properties, are measured at fair value through profit or loss based on quoted market prices. The shares had a fair value of $500,000 ($0.20 per share) as at July 31, 2026 and $312,500 ($0.125 per share) as at July 31, 2025, and the Company recognized a gain of $187,500 for the year ended July 31, 2026. All other financial instruments are measured at amortized cost, which approximates fair value due to their short-term nature. The Company is exposed to credit risk on its cash, which it manages by holding cash with major Canadian financial institutions; liquidity risk, which it manages through the capital management practices described under “Liquidity and Capital Resources”; market price risk on its marketable securities; and foreign exchange risk on balances and transactions denominated in U.S. dollars and Euros. The Company does not use derivative instruments or engage in hedging activities.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company ceased to be a venture issuer on July 9, 2026, upon the admission of its common shares to trading on Euronext Access Paris, and the year ended July 31, 2026 is the first financial period of the Company ending after it became a non-venture issuer. Accordingly, in reliance on section 4.5 of National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Company’s Chief Executive Officer and Chief Financial Officer are filing annual certificates in Form 52-109F1 – IPO/RTO in respect of the Company’s annual filings for the year ended July 31, 2026. Form 52-109F1 – IPO/RTO does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109.

Other MD&A Requirements

Disclosure of Outstanding Share Capital

The following is a breakdown of common shares and other equity instruments outstanding as of the date of this report:

	Number outstanding	Common shares or common shares issuable on exercise
Common shares	100,016,887	100,016,887
Warrants (1)	16,413,275	16,528,275
Stock Options	10,411,000	10,411,000
RSUs	2,770,000	2,770,000
Fully Diluted Shares		129,726,162

(1) Includes 23,000 underwriter ADS warrants issued in connection with the October 2026 U.S. offering, each exercisable into one ADS representing six common shares, or 138,000 common shares in aggregate.

For additional details of share capital, refer to Note 8 of the consolidated financial statements for the year ended July 31, 2026.

Subsequent events

a) On August 14, 2026, the Company filed and obtained a receipt for a final short form base shelf prospectus dated August 10, 2026 (the “Shelf Prospectus”) with the securities commissions in each of the provinces and territories of Canada, except Québec. A corresponding registration statement on Form F-10 has been filed with the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended, and the U.S./Canada Multijurisdictional Disclosure System (the “Registration Statement”), which automatically became effective as of August 13, 2026 under the U.S./Canada Multijurisdictional Disclosure System.

The Shelf Prospectus and Registration Statement will allow the Company to offer and issue up to C$100,000,000 of common shares, warrants, subscription receipts, units, debt securities, common shares represented by depositary shares, and share purchase contracts, or any combination of such securities (collectively, the "Securities") during the 25-month period that the Shelf Prospectus remains effective.

b) On October 23, 2026, the Company closed an underwritten public offering in the United States, and began trading on the Nasdaq Capital Market under the symbol “APXC”. The offering consisted of 400,000 American Depositary Shares (“ADSs”) at an offering price of US$4.65 per ADS, for gross proceeds of US$1,860,000. Each ADS represents six common shares of the Company. The underwriter received cash equal to 7% of the gross proceeds, plus 20,000 underwriter ADS warrants (each warrant is exercisable into one ADS) as compensation for the offering.  The ADS warrants are exercisable until October 23, 2030 and are exercisable at a) US$5.81 per ADS warrant or b) on a cashless basis whereby the underwriter can receive net ADS shares based on the weighted average volume adjusted price prior to exercise less US$5.81 multiplied by 20,000.

In addition, the Company granted the underwriter a 45-day option to place up to an additional 60,000 ADSs at the above public offering price, less underwriting discounts and commissions.  On October 26, 2026, the underwriter exercised the option resulting in the Company issuing an additional 60,000 ADSs and receiving gross proceeds of US$$279,000.  The underwriter received cash equal to 7% of the gross proceeds, plus 3,000 additional underwriter ADS warrants (each warrant is exercisable into one ADS) as compensation for the offering.  These warrants are exercisable under the same terms noted above.

c) Subsequent to July 31, 2026, 786,346 warrants were exercised for $524,231 in cash, and 15,000 RSUs vested, resulting in 801,346 common shares being issued.

Risk Factors

Risks of no operating cash flows

The Company has not yet generated operating cash flows or achieved profitable operations and has incurred accumulated losses since inception. There is no assurance that sufficient financing will be available on acceptable terms, which raises material uncertainty regarding the Company's ability to continue as a going concern. However, based on its current cost structure and planned exploration activities, the Company believes that its existing working capital is sufficient to fund its operations for a period of more than a year. In addition, the Company has continued to access external financing through equity issuances, supported by sustained investor interest in companies focused on rare earth elements, including from institutional investors, as well as by increased attention from the United States government to the sector. In this context, the Company has actively conducted investor roadshows and financing initiatives during the period. Nevertheless, there can be no assurance that additional financing will be available in the future on acceptable terms, or at all. The Company has a limited operating history and no record of operating earnings, and its activities are subject to the inherent risks and uncertainties associated with early-stage mineral exploration.

Risks of mining sector

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue and has significant cash requirements to meet its administrative overhead and maintain its mineral interests. Exploration activities are highly uncertain. The identification of mineral deposits of sufficient size, grade, continuity and economic potential depends on numerous factors that are largely outside the Company's control, including geological complexity, drilling results, variations in mineralization, and the interpretation of technical data. In practice, only a small proportion of early-stage exploration projects progress to development and eventually to commercial mining operations, and there is no assurance that the Company's current or future exploration work will result in the definition of economically recoverable mineral resources. The Company is also exposed to the risks typically associated with mineral exploration and development, including unexpected geological conditions, equipment failure, ground instability, adverse weather, seismic events, and potential environmental liabilities. These factors may lead to increased operating costs, delays, suspension of exploration programs, or the abandonment of certain properties. The Company may also be required to record impairments to the carrying value of its exploration and evaluation assets should technical results or market conditions indicate that such assets may not be fully recoverable.

Risks of competitors

The mineral exploration and mining industry is competitive in all phases of exploration, development and production. The Company competes with a number of other entities and individuals in the search for and the acquisition of attractive mineral properties, suitable equipment and service providers, as well as the recruitment and retention of suitably qualified individuals. As a result of this competition, the majority of which is with entities with greater financial resources than the Company, the Company may not be able to acquire attractive properties in the future on terms it considers acceptable, or recruit and retain suitable qualified individuals. Finally, the Company competes for investment capital with other resource companies, many of whom have greater financial resources and/or more advanced properties that are better able to attract equity investment and other capital. The abilities of the Company to acquire attractive mineral properties in the future depends not only on its success in exploring and developing its present properties, but also on its ability to select, acquire and bring to production suitable properties or prospects for exploration, mining and development. Factors beyond the control of the Company may affect the marketability of minerals mined or discovered by the Company. Inability to compete may have a materially adverse effect on the financial position and business operations of the Company.

Risks of components shortage and decentralization of activities

The Company's exploration and development activities are subject to operational risks inherent in early-stage mineral exploration. All raw materials, equipment and services required to carry out its programs are generally available through normal supply and contracting channels in British Columbia, Ontario, Québec and Nebraska, and the Company has secured the personnel required to conduct its currently contemplated programs. However, the Company may experience delays or cost increases in connection with drilling and other field activities due to factors such as contractor availability, logistical constraints, weather conditions, or increased demand for exploration services.

In addition, assay laboratories frequently experience significant backlogs, which may result in extended turnaround times for assay results. Such delays can slow the progression of exploration programs, potentially increasing field costs or other expenditures, including property-related payments that may become due before sufficient technical information is available to fully assess the merits of continuing exploration on a given property. In certain circumstances, such delays could also affect the Company's ability to complete work programs within optimal market or commodity price conditions.

The Company conducts substantially all of its operational, technical, geological, corporate development and investor relations activities through external consultants and service providers, including geological consultants, technical contractors, corporate services providers and investor relations firms.  The Company relies extensively on third parties to execute day‑to‑day business functions, manage exploration programs, conduct investor relations activities and perform corporate support tasks.

This decentralized contractor‑based operating model exposes the Company to certain risks, including reduced direct oversight, variability in service quality, potential delays in execution, capacity constraints among service providers, and dependency on counterparties whose internal controls and compliance practices are outside the Company’s direct supervision. Continued reliance on third‑party consultants may also limit the Company’s ability to retain institutional knowledge and ensure continuity of technical and managerial expertise.

Risks of weather conditions impact

The Company's mineral exploration activities may be adversely affected by seasonal and weather-related constraints, which can limit or delay field operations. Exploration work may be subject to disruption as a result of inclement weather, including but not limited to snow cover, frozen ground, heavy rainfall, ice formation and generally restricted access to project areas. Such conditions may reduce the length of the effective field season, impede ground access for personnel and equipment, delay drilling or sampling programs, increase operational costs, and constrain the Company's ability to complete planned work programs within anticipated timeframes.

Risks of environmental regulation impact

Environmental risk is inherent with mining operations. The current or future operations of the Company require permits from various governmental authorities. Such operations are governed by laws and regulations that govern prospecting, mining, development, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and other matters. There can be no assurance that all permits that the Company requires for future exploration and development of mining facilities will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on the financial condition or operations of the Company. Should any of the Company's projects advance to the production stage, then more time and money would be involved in satisfying environmental protection requirements.

Recent anti-mining sentiment in communities around the world has resulted in protests at certain mining projects and multiple mining projects being paralyzed due to opposition and legal action. Any growth of anti-mining sentiment in Canada or the United States could have a material adverse effect on the Company and its operations.

The legal framework governing mining operations is constantly developing, therefore the Company is unable to fully ascertain any future liability that may arise from the implementation of any new laws or regulations, although such laws and regulations are typically strict and may impose severe penalties (financial or otherwise). The proposed activities of the Company, as with any exploration, may have an environmental impact which may result in unbudgeted delays, damage, loss and other costs and obligations including, without limitation, rehabilitation and/or compensation. There is also a risk that the operations of the Company and financial position may be adversely affected by the actions of environmental groups or any other group or person opposed in general to the activities of the Company.

The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time, in particular those in Nebraska and British Columbia, where the Company’s operations take place. Environmental legislation and regulation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain exploration industry operations, such as from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties.

Risk of loss of key personnel

The Company's senior officers are critical to its success. In the event of the departure of a senior officer, the Company believes that it will be successful in attracting and retaining qualified successors but there can be no assurance of such success. Recruiting qualified personnel as the Company grows is critical to its success. The number of persons skilled in the acquisition, exploration of mining properties is limited and competition for such persons is intense. As the Company's business activity grows, it will require additional key financial, administrative, mining and exploration personnel, and potentially additional operations staff. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of the Company. The loss of any key individual on the management team could negatively affect the business of the Company. Any inability to secure and/or retain appropriate personnel may have a materially adverse effect on the business and operations of the Company.

Also, various aspects of the Company's business require specialized skills and knowledge. Such skills and knowledge include the areas of permitting, geology, drilling, metallurgy, logistical planning and implementation of exploration programs as well as finance and accounting. The Company's management team and Board provide much of the specialized skill and knowledge. The Company also retains outside consultants as additional specialized skills and knowledge are required. However, it is possible that delays and increased costs may be experienced by the Company in locating and/or retaining skilled and knowledgeable employees and consultants in order to proceed with its planned exploration and development at its mineral properties.

Risk of commodity price fluctuations

Resource exploration is significantly linked to the outlook for commodities. When the price of commodities being explored declines investor interest subsides and capital markets become very difficult. The price of commodities varies on a daily basis and there is no proven methodology for determining future prices. Price volatility could have dramatic effects on the results of operations and the ability of the Company to execute its business plan. The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. Fluctuations in supply and demand in various regions throughout the world are common. In recent years, mineral prices have fluctuated widely. Moreover, it is difficult to predict future mineral prices with any certainty. As the Company's business is in the exploration stage and as the Company does not carry on production activities, its ability to fund ongoing exploration is affected by the availability of financing which is, in turn, affected by the strength of the economy and other general economic factors.

The market price of critical minerals, including niobium and REEs, and other base or precious metals is affected by numerous factors beyond the Company’s control. Some factors that affect the price of critical minerals, including niobium and REEs, and other base or precious metals include: industrial supply and demand of critical, base or other precious metals; forward or short sales of critical, base or other precious metals by producers and speculators; future levels of production; rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds; and central bank lending or purchases or sales of critical, base or other precious metals. The price of critical, base or other precious metals is also affected by macroeconomic factors including: confidence in the global monetary system and global economy; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; general level of interest rates; the strength of, and confidence in, the US dollar, the currency in which the price of critical, base or other precious metals is generally quoted, and other major currencies; global political or economic events, including but not limited to international and geopolitical conflicts and the economic sanctions imposed in relation thereto; and costs of production of other critical mineral producing companies. All of the above factors can, through their interaction, affect the price of critical, base or other precious metals by increasing or decreasing the demand for or supply of critical, base or other precious metals.

Critical minerals, including niobium and REEs, have a number of different applications, including being used in an array of modern technologies (e.g., electric vehicles, magnets, motors, battery alloys, defence systems, etc.). The projected medium- to long-term demand for critical minerals, including niobium and REEs, is expected to be driven significantly by, among other factors, the currently anticipated global energy transition to renewable energy, electrification and the transition to electric vehicles, vessels and aircraft. Alternative technologies are continually being investigated and developed with a view to reducing production costs or for other reasons, such as minimizing environmental or social impact. If competitive technologies emerge that use other materials in place of critical minerals, including niobium and REEs, demand and price for such critical minerals might fall, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Risk of non-successful exploration activities

Exploration for, and development of, mineral properties involve significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a mineralized body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, to complete a feasibility study and to construct mining and processing facilities at a site for extracting critical minerals, including niobium and REEs, and other base or precious metals. The Company cannot ensure that its future exploration programs will result in profitable commercial mining operations.

Also, substantial expenses may be incurred on exploration projects that are subsequently abandoned due to poor exploration results or the inability to define reserves that can be mined economically. Development projects have no operating history upon which to base estimates of future cash flow. Estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. There have been no feasibility studies conducted in order to derive estimates of capital and operating costs including, among others, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of critical minerals, including niobium and REEs, and other base or precious metals, and anticipated environmental and regulatory compliance costs.

It is possible that actual costs and economic returns of future mining operations may differ materially from the Company's best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. These additional costs could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Risk of exploration early-stage operations

The mineral exploration business is very speculative. All of the Company's properties are at an early stage of exploration. Mineral exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to avoid. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain adequate machinery, equipment and/or labour are some of the risks involved in mineral exploration activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and to develop the mining and processing facilities and infrastructure at any site chosen for mining.

There can be no assurance that commercial or any quantities of minerals will be discovered. There is also no assurance that even if commercial quantities of minerals are discovered that the properties will be brought into commercial production or that the funds required to exploit any mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as prices for critical minerals, including niobium and REEs, and other base or precious metals. Most of the above factors are beyond the control of the Company. There can be no assurance that the Company's mineral exploration activities will be successful. In the event that such commercial viability is never attained, the Company may seek to transfer its property interests or otherwise realize value or may even be required to abandon its business and fail as a "going concern".

Risk of calculation of reserves, resources and metal recoveries

There is a degree of uncertainty attributable to the calculation and estimation of mineral reserves and mineral resources, including the corresponding metal grades expected to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be regarded as estimates only. Any material change in the quantity of mineral reserves or mineral resources, grades, recoveries, or geological interpretation may affect the economic viability of the Company's properties. Mineral resources that are not mineral reserves do not have demonstrated economic viability, and due to the uncertainty inherent in inferred or indicated mineral resources, there is no assurance that such resources will be upgraded to proven or probable reserves as a result of continued exploration.

Further, no assurance can be given that anticipated tonnages, grades or recovery levels will be achieved. Numerous uncertainties exist in estimating mineral resources, many of which are beyond the Company's control. Mineral resource estimation is a subjective process, and its accuracy depends on the quantity and quality of available data, as well as the assumptions applied and geological interpretations adopted.

Risk of additional funding requirements

As the Company's business is in the exploration stage and as the Company does not carry on production activities, it will require additional financing to continue its operations. Its ability to secure additional financing and fund ongoing exploration is affected by the strength of the economy and other general economic factors.

There can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable for further exploration and development of its projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration. Further, revenues, financings and profits, if any, will depend upon various factors, including the success, if any, of exploration programs and general market conditions for natural resources. These conditions indicate the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern.

Risk of title defects

The Company has investigated its rights to explore and exploit its projects and, to the best of its knowledge, its rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to the Company's detriment. There can also be no assurance that the Company's rights will not be challenged or impugned by third parties. Although the Company is not aware of any existing title uncertainties with respect to any of its projects, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Risk of changes in government regulation

Changes in government regulations or the application thereof and the presence of unknown environmental hazards on any of the Company's mineral properties may result in significant unanticipated compliance and reclamation costs. Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect the Company.

The Company may not be able to obtain all necessary licenses and permits that may be required to carry out exploration on any of its projects. Obtaining the necessary governmental permits is a complex, time consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within the Company’s control.

Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that the Company previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development or operation.

Risk of insufficient insurance

The Company is subject to a number of operational risks and may not be adequately insured for certain risks, including: accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labour disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the properties of the Company, personal injury or death, environmental damage or, regarding the exploration activities of the Company, increased costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition. The payment of any such liabilities would reduce the funds available to the Company. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

No assurance can be given that insurance to cover the risks to which the Company's activities are subject will be available at all or at commercially reasonable premiums. The Company is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration activities is unavailable or prohibitively expensive. This lack of environmental liability insurance coverage could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Risk of tax and fiscal policies

The Company was partly financed by the issuance of "flow-through" Common Shares; however, there is no guarantee that the funds spent by the Company will qualify as "Canadian exploration expenses" or "flow-through mining expenditures" (as such terms are defined in the Income Tax Act (Canada)), even if the Company has committed to take all the necessary measures for this purpose. Refusals of certain expenses by tax authorities could have negative tax consequences for investors and, in such an event, the Company may have to indemnify each flow-through Common Share subscriber for any additional taxes. In addition, the Company was partly financed by eligible subscribers residing in the province of Québec; however, there is no guarantee that: (i) funds spent by the Company with respect to any of its mineral properties in Québec will qualify as CEE that qualifies as "exploration base relating to certain Québec exploration expenses" incurred in Québec, within the meaning of section 726.4.10 of the Taxation Act (Québec); and (ii) that certain surface mining CEE incurred in Québec, if any, qualifies as "exploration base relating to certain Québec surface mining exploration expenses" within the meaning of section 726.4.17.2 of the Taxation Act (Québec).

In the Province of British Columbia, the Company's mineral interests may also be subject to taxation under either the Mineral Tax Act (British Columbia) (the "MTA") or the Mineral Land Tax Act (British Columbia) (the "MLTA"). Under the MLTA, tax may be payable by owners of freehold mineral rights, which applies to the Company. Under the MTA, a 13% tax on net revenue is imposed on mine operators once a mine is in production; this tax is not currently applicable to the Company as it has no producing mines. Failure to pay any applicable mineral taxes under either statute could adversely affect title to the mineral claims under the Mineral Tenure Act (British Columbia).

Risk of equipment shortages, access restrictions and a lack of infrastructure

The majority of the Company's interests in mineral properties are located in remote and relatively uninhabited areas. Such mineral properties will require adequate infrastructure, such as roads, bridges and sources of power and water, for future exploration and development activities. The lack of availability of these items on terms acceptable to the Company, or the delay in availability of these items could prevent or delay exploitation or development of the Company's mineral property interests. In addition, unusual weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations and profitability. Natural resource exploration, development, processing and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities. Certain equipment may not be immediately available or may require long lead time orders. A delay in obtaining necessary equipment could have a material adverse effect on the Company's operations and financial results.

Risk of difficulties managing and integrating acquisitions

The Company undertakes evaluations from time to time of opportunities to acquire additional mining assets and businesses. Any such acquisitions may be significant in size, may change the scale of the Company's business, may require additional capital, and/or may expose the Company to new geographic, political, operating, financial and geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks such as: (i) a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; (ii) the quality of the mineral deposit acquired proving to be lower than expected; (iii) the difficulty of assimilating the operations and personnel of any acquired companies; (iv) the potential disruption of the Company's ongoing business; (v) the inability of management to realize anticipated synergies and maximize the financial and strategic position of the Company; (vi) the failure to maintain uniform standards, controls, procedures and policies; (vii) the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and (viii) the potential unknown liabilities associated with acquired assets and businesses.

Risk of U.S. and import tariffs

If high US tariffs are imposed on Canadian products, such as critical minerals (including niobium and REEs), and the Canadian government retaliates with import tariffs on US products, the consequences on the capital markets could adversely impact the Company's ability to raise funds and the cost of the supplies the Company relies on to perform its work programs. The President of the US has repeatedly stated that he intends to impose and/or maintain tariffs on Canadian exports to the US. The eventuality, timing and rates of existing or potential tariffs are difficult to predict at this time. The Company does not currently export products to the US and would not be directly impacted by the imposition of new tariffs on goods imported into the US. However, the economic impact of tariffs on the Canadian economy and the US economy could negatively impact capital markets and the Company's ability to raise funds to undertake its work programs. In addition, the Canadian government has demonstrated its willingness to respond to the imposition of US tariffs by imposing tariffs on US goods imported into Canada. Canadian tariffs on supplies needed for exploration work at the Company's mineral projects that are imported from the US would increase their cost and might impact their availability, which could impair the Company's ability to complete its exploration work at the Company's mineral projects. The indirect effects of tariffs imposed by the US or by both the US and Canada are difficult to assess, but the potential for tariffs represents a risk to the Company's ability to fulfill some of its key objectives.

Risk of marketable securities

The Company is exposed to fluctuations in the market value of securities issued by another public company. A material decline in the share price would result in a corresponding reduction in the value of the Company's holdings, potentially generating a significant loss.

Risk of different exchange rates

The Company’s functional and reporting currency is the Canadian dollar (CAD). Its accounting records and financial statements are prepared and presented in CAD. However, the Company conducts transactions and business operations in more than one currency, notably in Canadian dollars (CAD), United States dollars (USD), and Euros (EUR).

As a result, the Company is exposed to foreign exchange risk arising from fluctuations in exchange rates between CAD, USD and EUR. Variations in these exchange rates may affect, among other things, the Company’s revenues, operating costs, assets, liabilities, cash flows and reported financial results when translated into its reporting currency. In particular, transactions denominated in USD may give rise to foreign exchange gains or losses when settled or when translated into CAD for accounting and reporting purposes.

Furthermore, the quotation of the Company’s securities in EUR may create a currency exposure for investors whose reference currency is not EUR, as the market price of the securities, dividends (if any), and returns on investment may be affected by fluctuations between the EUR and the CAD or USD. Movements in exchange rates could therefore result in volatility in the market price of the securities independently of the Company’s operating performance or financial condition.

Risk of internal control

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation. The Company may fail to achieve and maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal controls over financial reporting are effective. The Company's failure to maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company's business and negatively impact the trading price of its Common Shares. No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgment. The challenges involved in implementing appropriate internal controls over financial reporting will likely increase with the Company's plans for ongoing development of its business and this will require that the Company continues to improve its internal controls over financial reporting.

Risk of litigation

All industries, including the exploration industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company's business, prospects, financial condition, and operating results.

Negative relationships with Indigenous and local communities resident near the Company's mineral properties could result in opposition to the Company's projects. Such opposition could result in material delays in attaining key operating permits or make certain projects inaccessible to the Company's personnel. The Company respects and engages meaningfully with Indigenous and local communities at all of its projects. The Company is committed to working constructively with local communities, government agencies and Indigenous groups to ensure that exploration work is conducted in a culturally and environmentally sensitive manner.

Forward-Looking Statements

This Management Discussion & Analysis may contain forward-looking information and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ from those projected in the forward-looking statements.

Readers can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof.

Forward-looking information is based on the opinions and estimates of management and its consultants at the date the information is given.  It is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information.  The information is based on reasonable assumptions which include but are not limited to those regarding actual costs for mining and processing and their impact on the cut-off grade established, actual capital costs, forecasts of mine production rates, the timing and content of upcoming work programs, geological interpretations, potential process methods and mineral recoveries, the availability of markets for the products produced, market pricing for the products produced, etc.

Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all.

Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.  There can be no assurance that the plan, intentions or expectations upon which these forward-looking statements are based will occur.  Forward-looking statements are subject to risks, uncertainties and assumptions.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.

Approval

The Board of Directors of Apex Critical Metals Corp. has approved the disclosure contained in this MD&A.

Additional Information

Additional information related to the Company, including the Company’s Annual Information Form for the year ended July 31, 2026, can be found on the Company’s website at www.apexcriticalmetals.com or on SEDAR+ at www.sedarplus.ca.

Certain scientific and technical information with respect to the Rift Project and the Cap Property contained in this MD&A has been derived from or is based on the technical report entitled “NI 43-101 Technical Report on the Rift Project, Johnson and Pawnee Counties, Nebraska, USA” with an effective date of May 15, 2026, prepared by Robin J. Wilson, B.Sc. (Hons) Geology, MAusIMM, MAIG, and filed on SEDAR+ on June 16, 2026, and the technical report entitled “NI 43-101 Technical Report on the Cap Property, BC, Canada” with an effective date of July 31, 2026, prepared by Jeremy Hanson, P.Geo., and filed on SEDAR+ on August 6, 2026, respectively, each of whom is a Qualified Person under NI 43-101. Copies of the Rift Technical Report and the Cap Technical Report are available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

References in this MD&A to “REO” (rare earth oxide) mean the sum of Ce₂O₃, La₂O₃, Pr₂O₃, Nd₂O₃, Eu₂O₃, Sm₂O₃, Gd₂O₃, Tb₂O₃, Dy₂O₃, Ho₂O₃, Er₂O₃, Tm₂O₃, Yb₂O₃, Lu₂O₃ and Y₂O₃, and references to “NdPr” distribution mean (Nd₂O₃ + Pr₂O₃) / REO x 100. REO values reported in this MD&A are calculated as the sum of individual rare earth oxide components and are not directly measured assay results. Individual rare earth elements are reported by the analytical laboratory in parts per million (ppm) on an elemental basis, and each element is converted to its corresponding oxide using a fixed gravimetric conversion factor based on the ratio of the molecular weight of the oxide to the atomic weight of the corresponding element, calculated as: Oxide (ppm) = Element (ppm) x Conversion Factor. The REO value reported for a given sample or interval is the arithmetic sum of the fifteen individual oxide values (ppm), converted to a percentage as: REO (%) = Σ (individual oxides, ppm) ÷ 10,000. The element-to-oxide conversion factors used by the Company are: Ce to Ce₂O₃ (1.1713); Dy to Dy₂O₃ (1.1477); Er to Er₂O₃ (1.1435); Eu to Eu₂O₃ (1.1579); Gd to Gd₂O₃ (1.1526); Ho to Ho₂O₃ (1.1455); La to La₂O₃ (1.1728); Lu to Lu₂O₃ (1.1371); Nd to Nd₂O₃ (1.1664); Pr to Pr₂O₃ (1.1703); Sm to Sm₂O₃ (1.1596); Tb to Tb₂O₃ (1.1510); Tm to Tm₂O₃ (1.1421); Y to Y₂O₃ (1.2699); and Yb to Yb₂O₃ (1.1387). REO values do not imply any metallurgical recovery, as recoveries have not yet been established for the Company’s properties. The individual rare earth oxide values underlying each REO grade reported by the Company for the Rift Project, including REO calculations and conversions, are available on the Company’s website at www.apexcriticalmetals.com/projects/rift-rare-earth-project/#reo_disclosure.